United States securities and exchange commission logo





                              April 7, 2021

       Josh Bayliss
       Chief Executive Officer
       VG Acquisition Corp.
       65 Bleecker Street, 6th Floor
       New York, NY 10012

                                                        Re: VG Acquisition
Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed March 26,
2021
                                                            File No. 333-254772

       Dear Mr. Bayliss:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4, Filed March 26, 2021

       What are the U.S. federal income tax consequences of the Domestication Proposal, page xix

   1. We note your response to comment 1. Please revise to delete the phrase "Assuming that the Domestication so
qualifies..." Additionally, revise the "Effects of the Domestication"
                                                        discussion on page 159
to specifically state, if accurate, that it is Davis Polk & Wardwell
                                                        LLP's opinion that the
Domestication will qualify as an F Reorganization for U.S. federal income tax purposes and
that the Domestication includes the impacts of the business
                                                        combination. Describe
any factors making it "not possible to predict whether the IRS or a court considering the
issue would take a contrary position."
 Josh Bayliss
FirstName   LastNameJosh Bayliss
VG Acquisition   Corp.
Comapany
April       NameVG Acquisition Corp.
       7, 2021
April 27, 2021 Page 2
Page
FirstName LastName
23andMe's ability to use its net operating loss and research and development credit carryforwards may be subject to limitations, page 40

2. We note your response to comment 7. Please estimate the applicable long-term, tax-
         exempt rate and describe the applicable additional adjustments. Business Combination Proposal
The Merger Agreement, page 86

3. We note your response to our prior comment number 8. Please quantify the value of the
         Share Conversion Ratio that is being used as the assumed value throughout the registration statement.
Background to the Business Combination, page 91

4. We note your response to our prior comment number 13. Please revise to state, on a company-by-company basis, why and when discussions ended with the six potential candidates mentioned on page 93.
Governing Documents Proposal C - Approval of Other Changes in Connection with Adoption of the Proposed Governing Documents, page 122

5. We note your response to our prior comment number 17. Please revise your request that
         shareholders approve    all other changes necessary or, as mutually
agreed in good faith by
         VGAC and 23andMe, desirable in connection with the replacement of the Existing
         Governing Documents with the Proposed Certificate of Incorporation and Proposed
         Bylaws as part of the Domestication    to instead make clear that you
are only referring to
         immaterial changes and that all material changes are being presented for a vote.
Information about 23andMe
Overview, page 205

6. We note your response to our prior comment number 19, which we reissue in part: Please revise the description of the GSK Agreement on page 210 to provide the following:
             the post-termination rights of each party with respect to any of the 40 drug targets jointly identified;
             duration of any royalty term;
             any amounts paid or received to date; and termination provisions.

         Additionally, on page 210 you state that rights extend beyond the Discovery Term and may be used for specified other purposes by each party. Please describe the rights that can extend beyond the Discovery Term and the purposes for which a party may use such rights.
 Josh Bayliss
FirstName   LastNameJosh Bayliss
VG Acquisition   Corp.
Comapany
April       NameVG Acquisition Corp.
       7, 2021
April 37, 2021 Page 3
Page
FirstName LastName
Our Market Opportunity, page 215

7. We note your response to our prior comment number 23, in which you say you revised page 223 to include additional information regarding the target indications identified in
         23andMe   s preclinical programs. We were unable to locate such
revisions, please revise to
         provide information regarding the target indications for the preclinical programs.
         Additionally, with respect to the 40+ early stage programs, we note that you have identified 4 therapeutic areas. Please identify your other material therapeutic areas of study or delete the reference to "40+." Additionally, provide a textual discussion of the current status and activities in each of the material therapeutic areas.
Intellectual Property, page 224

8. We note your response to our prior comment number 25. Please revise page 224 to provide the specific products, product groups and technologies to which such patents relate and the specific foreign jurisdictions covered.
Critical Accounting Policies and Estimates
Revenue Recognition, page 265

9. Please walk us through a typical consumer service transaction. In your response please address the following:

                Tell us how you determined that the initial reports are distinct from the update reports.
                Tell us the amount that is allocated to the initial reports versus the update reports in a typical transaction with a consumer. Please tell us how this was determined.
                You disclose that update reports are recognized over time where that time period is described as "estimated life of a consumer" which is estimated to be three months for ancestry report updates and twelve months for health report updates. Tell us how you determined the estimated life of a consumer for each report update. In your response tell us how long each customer receives report updates.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Josh Bayliss
VG Acquisition Corp.
April 7, 2021
Page 4

       You may contact Tara Harkins at 202-551-3639 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                          Sincerely,
FirstName LastNameJosh Bayliss
                                                          Division of
Corporation Finance
Comapany NameVG Acquisition Corp.
                                                          Office of Life
Sciences
April 7, 2021 Page 4
cc:       Derek Dostal, Esq.
FirstName LastName